FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 March 2007

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes Announces Separation of Confectionery and Beverages — 15 March 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	15 March 2007

Exhibit 99.1
15 March 2007
FINAL
Cadbury Schweppes Announces Separation of Confectionery and Beverages
Cadbury Schweppes announces that it intends to separate its confectionery and Americas Beverages businesses. The Board is evaluating the options for separation to maximise shareowner value. Further information will be provided at the time of the trading update on 19 June.
Sir John Sunderland, Chairman, said: “This decision is of great significance for the Board and the Company. It has been facilitated by acquisitions and disposals over the last decade designed to create a strong and potentially independent Americas Beverages business. In the same time, we have built the world’s largest confectionery business. We believe now is the moment to separate and give both management teams the focused opportunity to extract the full potential inherent in these excellent businesses.”
Todd Stitzer, Chief Executive Officer, said: “Separating these two great businesses will enable two outstanding management teams to focus on generating further revenue growth, increasing margin, and enhancing returns for their respective shareowners.”
Strategic Rationale
In 1997, we adopted our Managing for Value philosophy. Since then we have consistently managed our portfolio of businesses to deliver superior shareowner returns. We have substantially strengthened the position of both our confectionery and beverages businesses through a series of acquisitions and disposals, and through organic investment. We have acquired faster growing, higher return businesses, and disposed of those which were slower growing or less competitively advantaged.
In confectionery, the acquisitions of Hollywood, Dandy, Kent and Adams transformed our confectionery business, giving us the broadest category participation and geographic footprint in the global confectionery industry. Since then, we have continued to strengthen the business through a significant increase in investment and have grown our share to become the leader in global confectionery.
In beverages, we have built critical mass and strengthened our route to market, primarily through acquisition. At the same time we have sold those businesses where we believed we could deliver value to our shareowners via a strategic premium on disposal. Since 1999, we have sold our beverages businesses in over 180 markets. In 2006, we sold our beverages operations in Europe, Syria and South Africa for £1.4 billion.
We have actively sought to significantly improve the performance of our business in the Americas over the last three years, first through restructuring and then by a focus on core brands. This culminated in 2006 when we secured and strengthened our route to market through the acquisition of several of our third party bottlers (including Dr Pepper/Seven Up Bottling Group).
The Board has continued to keep the position of the beverage business under review. Over the last six months, we have successfully integrated the bottling acquisitions and have seen the performance of the enlarged Americas Beverages business strengthen as we have started to deliver the cost and revenue synergies.
In addition, we have conducted a rigorous benchmarking exercise on SG&A costs, and commenced an intensive review of our global confectionery manufacturing footprint. These initiatives have identified further significant opportunities for increased margins and enhanced returns in the confectionery business.
Following our preliminary results announcement on 20 February, and in line with our usual practice, we met with most of our major shareowners representing around 40% of our shares. These shareowners were positive about our transformation of the company, supportive of our plans for enhanced growth and returns and interested in our views on separation.

A Focused Global Confectionery Business
We are the largest confectionery business in the world with a 10% global market share. This leadership position is built on a broad geographic spread, substantial participation in all the confectionery categories (chocolate, gum and candy) and a strong portfolio of brands (including Cadbury, Trident, Halls and Dentyne). We are number one or number two in nearly half of the world’s top 50 confectionery markets. With around one third of our confectionery revenues generated in emerging markets, we have the largest and most broadly-based emerging markets presence.
Our confectionery revenues over the last three years have grown at over 5% pa compared to an average of 3% pa in the previous three years. This acceleration in revenue growth has been driven by a shift toward higher growth categories and markets, increased innovation and higher growth investment. In the last three years we have:
• Revitalised our core Cadbury Dairy Milk brand and expanded our premium chocolate offers through both the Cadbury and Green and Black’s brands;

• Increased our gum revenues by over 10% pa; gained share in the key markets of the US, France, Spain, Japan and Thailand; and launched gum through existing routes to market in the UK and Malaysia;

• Grown Halls in emerging markets and launched in new markets through our existing distribution systems; and

• Grown our emerging markets business by over 10% pa.
We have been examining options to enhance the performance of our confectionery business, including a detailed review of costs and external benchmarking. At the Consumer Analysts’ Group of New York (CAGNY) conference in February, we highlighted a number of levers to significantly improve margins and returns, including:
• Improving the margin performance in emerging markets;

• Reconfiguring our supply chain; and

• Reducing SG&A costs.
These initiatives will require incremental investment, and we believe that the returns for our shareowners will be maximised through a focused stand-alone confectionery business.
A Focused Americas Beverages Business
Our Americas Beverages business has a strong portfolio of non-cola carbonated soft drinks (including Dr Pepper, 7 UP, Sunkist and A&W) and non-carbonated soft drinks (including Snapple, Mott’s, Hawaiian Punch and Clamato).
The business has been significantly strengthened in recent years through restructuring and focus on our core brands. Over the last three years we have:
• Revitalised our CSD business in the US;

• Grown our share of the CSD market by nearly 150 basis points; and

• Improved the performance of our non-CSD portfolio.
The acquisition of key independent bottlers (including Dr Pepper/Seven Up Bottling Group) in 2006, gave us control of the manufacture and distribution of over 40% of our volumes. The integration is proceeding to plan and we are beginning to see material benefits from our stronger distribution platform: broader distribution for our brands; greater focus on faster growing and more profitable channels; and improvement in our cost competitiveness.
Looking forward, significant further value will be delivered from Americas Beverages as the business:
• Capitalises on its strong brand equities;

• Derives further benefits from innovation in both CSDs and non CSDs, such as 7 UP Natural, super-premium Snapple teas, and entry into the high-growth sports drink market through the forthcoming launch of Accelerade; and

• Delivers ongoing cost and revenue synergies from the bottling acquisitions.
The Board believes Americas Beverages now has the appropriate platform to exploit the benefits of focus as a stand-alone business. Therefore, it is the right time to pursue a separation of Americas Beverages and we are evaluating the options to achieve this.

Further Update
At the time of our trading update on 19 June, we will provide more detail on our confectionery business plans and the mechanism for separating Americas Beverages.
Ends

For further information
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith

Abernathy MacGregor	+1 212 371 5999
Winnie Lerner

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1. About Americas Beverages
Americas Beverages sells carbonated (CSDs) and non-carbonated (non CSDs) drinks in the US, Canada and Mexico. In carbonates, it has leading brands in the flavours (non-cola) category, including Dr Pepper, 7 UP, A&W, Sunkist, Peñafiel, Schweppes and Canada Dry. Its non-carbonate brands include still fruit juices, iced teas and water, with Snapple, Mott’s, Hawaiian Punch and Clamato being the four largest brands. It also distributes brands owned by third-parties, such as Monster energy drink, Glaceau vitamin water and Fiji mineral water. Americas Beverages employs around 18,000 people.
In the year to 31 December 2006, Americas Beverages contributed the following amounts to Group results:

(£m except where stated)	2006
Revenue	2,566
Underlying EBITDA	667
Underlying profit from operations	584
Profit from operations	562
Underlying operating margin	22.8%
Operating margin	21.9%
Gross assets	3,902
Net assets	2,720
Revenue, underlying profit from operations and profit from operations include a contribution from the Cadbury Schweppes Bottling Group (CSBG) businesses from their respective acquisition dates.
2006 pro-forma revenues and underlying profit from operations for Americas Beverages (including an estimated full year contribution from CSBG) were £3 billion and £600 million respectively.